Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Reaches Annual Production Rate of 100,000 Ounces and Increases Working Capital

Vancouver, BC – November 10, 2010: Petaquilla Minerals Ltd. (the “Company”) announces that it has increased its production rate.

Within the past ten days, the Company produced in excess of 100,000 annual ounces of gold by pouring 2,762 ounces of gold. This equates to a monthly gold production rate of 8,562 ounces and an annual production rate of 102,744 ounces.

This production rate represents an operational efficiency of the Molejon production facility of 95.2%.

The Company continues to increase the production capacity of its facilities by incrementing the carbon-in-column (“CIC”) hydraulic capacity by 100% in the next 14 weeks. This capacity increase will increase the throughput capacity of the plant by 40% and allow higher throughputs as well as diversify the metallurgical processes.

The Company is also pleased to announce that Peninsula Merchant Syndications Corp., along with affiliated underwriters, have exercised a total of 5,300,000 warrants of the 23,363,800 warrants priced at CAD$0.65 during the past three working days. The exercise of these warrants has increased the Company’s working capital to CAD$6,180,000 as of this date. The exercise of the additional 18,063,800 warrants would add an additional CAD$11,741,470 to working capital. These warrants are callable within 30 days if the closing trading price of the Company's common shares on the Toronto Stock Exchange is $1.00 or more for a period of 30 consecutive trading days.

Based on today’s production rate and gold at US$1,300 per ounce, the Company projects to increment its working capital by US$10 million from production by December 31st.

The Company restates further to its November 1, 2010, news release, its commitment to develop its Heap Leach Project. The positive gold recovery test results received from two years of metallurgical evaluation on the Company’s Oxide Gold Resource were ratified by METCON Research, an affiliate of KD Engineering, as to the commercial viability of this metallurgical process. The Company has committed to move forward with the construction of its Heap Leach Project and associated infrastructure.

These positive results from the Heap Leach Project make available for further evaluation the following additional resources, National Instrument 43-101 compliant, 23.01Mt at 0.26 g/t Au for a total of 194,712 gold ounces (Measured category at 0.1 g/t cut-off), 73.7Mt at 0.19 g/t Au for a total of 447,264 gold ounces (Indicated category at 0.1 g/t cut-off), and 95.7Mt at 0.16 g/t Au for a total of 495,885 gold ounces (Inferred category at a 0.1 g/t cut-off) at the Company’s Molejon and nearby satellite projects. These resources are in addition to the National Instrument 43-101 compliant resources of 28.3Mt at 1.0 g/t Au for a total of 911,023 gold ounces (Measured and Indicated category at 0.3 g/t cut-off) as more fully detailed in the Company’s news release of October 18, 2007, within the Molejon Gold Deposit.

Mr. Rodrigo R. Carneiro, P. Eng., Director of METCON Research & Process Engineering of KD Engineering & METCON Research of Tucson, Arizona, is an independent Qualified Person as defined by National Instrument 43-101. Mr. Carneiro supervised the metallurgical testing and verified the relevant data and technical information contained in this news release.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. Anticipated throughput for the project during the first year of commercial production is estimated to be 2,200 tonnes per day. Commercial production commenced January 8, 2010. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.